UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  July 28, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

July 28, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR BEGINS DRILLING PROGRAM AT THE ELDORADO & CONTACT LAKE IOCG AND URANIUM PROJECTS

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to announce that the Company has successfully mobilized a drilling rig, drilling equipment, drilling personnel and has commenced its 2008 drill program at its Eldorado & Contact Lake IOCG & uranium projects. The drilling crews are utilizing a single Boyles BBS-25A (71 Series) drilling rig which operates under the supervision of Foraco Drilling Ltd. (formerly Connor's Drilling Ltd.). The Company's 2008 drill program is being supervised by Michael Bersch, Ph.D., Chief Geologist for the Company. Tim Coupland, President and CEO of the Company commented, "With the Company’s successful completion of all property permitting and the commencement of our 2008 drill program, we can now expect to continue to drill until the early fall on a reduced exploration budget due to market conditions. The Company's camp, personnel and supporting infrastructure are fully operational." One helicopter is currently stationed at the project site. Great Slave/Sahtu Helicopters Ltd. will oversee the transport of the heli-portable drilling rig to the various drill locations being prepared on the project.

The Company anticipated the rapid escalation of fuel prices during the past year and was able to secure delivery and storage for all its 2008 Jet-B and diesel fuel needs in the fall of 2007. This has resulted in a significant fuel savings for the Company as well as a competitive advantage in forward planning and logistics over other mineral exploration companies working in the Northwest Territories. Soaring fuel prices and rising exploration costs continue to be of concern to exploration companies working in the north and the high costs have forced many companies to abandon their exploration projects or significantly reduce the exploration budgets to conserve their cash resources.

The Company currently has $20.2 million in cash that is fully liquid and held with a large Canadian commercial bank. The Company has no debt. The Company has reduced its exploration budgets due to the high price of fuel and to conserve cash.  The Company’s strong high net-cash cash position during such severe equity market conditions has allowed the Company to review a number of business opportunities and strategic advanced stage property acquisitions. A number of these opportunities are currently under review.

The Company wishes to announce an additional 250,000 stock options have been granted to one of its officers in respect to its July 14, 2008 News Release.  The Company granted an aggregate of 3,500,000 options of which 2,600,000 options were granted to officers, directors and consultants.  Each option represents the right to purchase one common share of the company at a price of $0.35 per share for a period of three years under the Stock Option Purchase Plan previously approved by the Company’s shareholders and accepted by the TSX Venture Exchange.

THE ELDORADO & CONTACT LAKE IRON-OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size.  The Eldorado & Contact Lake IOCG + uranium project areas include past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

THE ELDORADO SOUTH IOCG & URANIUM CLAIMS

The Eldorado South project was recently permitted in July 2008 after a lengthy consultation process. Field crews are currently mapping and sampling the Eldorado South project area.  The anomalous area of the Eldorado South IOCG & uranium claims includes several large radiometric anomalies of up to 3.5 kilometers long and suggests a potential near surface uranium target. These large uranium anomalies have never been explored nor drill tested and will be an important focus of exploration by the Company during its 2008 drill program.  The airborne geophysical survey was conducted in July 2007 and consisted of 16,708 line-kilometers at 100 meter line-spacing and was completed under hot, sunny and dry weather conditions. The July 21, 2008 weekly spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $64.50 US per pound.

ELDORADO & CONTACT LAKE & ELDORADO SOUTH - 5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED

In addition to the Eldorado South Permit approval the Company has been granted two amended five-year Sahtu Land & Water Board Class “A” Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has received full authorization for its third drill permit on its Eldorado South IOCG & uranium project (Permit No.SO7C-008). This permit is valid until July 13, 2013.  This third “5-Year” drill permit application for Eldorado South IOCG & uranium project was submitted in April of 2007, requesting 15,000 meters of drilling per year, over a five-year period for a total of  75,000 meters. This permit includes the area of the newly discovered Eldorado South radiometric anomaly. This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

ALBERTA STAR DEVELOPMENT CORP.

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663. In Quebec contact Mario Drolet at MI3 Communications at (514)-904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland________________________

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131